UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

**FORM 8-K**

**CURRENT REPORT**

**Pursuant to Section 13 or 15(d) of the**

**Securities Exchange Act of 1934**

Date of Report – May 24, 2007

**CHEMOKINE THERAPEUTICS CORP.**

(Exact name of registrant as specified in charter)

| **Delaware** | **333-117858** | **33-0921251** |
|---|---|---|
| (State or other jurisdiction | (Commission | (IRS Employer |
| of incorporation) | File Number) | Identification No.) |

**6190 Agronomy Road, Suite 405**
**University of British Columbia**
**Vancouver, British Columbia**         **V6T 1Z3**

(Address of principal executive offices)        (Zip Code)

Registrant's telephone number, including area code **(604) 822-0301**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**ITEM 8.01. <u>Other Events.</u>**

On May 24, 2007, Chemokine Therapeutics Corp. issued a press release regarding the amendment of its license agreement with The University of British Columbia ("UBC") dated September 22, 1999.  A copy of the press release is attached as exhibit 99.1 to this Current Report on Form 8-K.

**ITEM 9.01. <u>Financial Statements and Exhibits.</u>**

a.  Not applicable.
b.  Not applicable.
c.  Exhibits.

| **Exhibit Number** | **Description of Exhibit** |
|---|---|
| 99.1 | Press Release dated May 24, 2007. |

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

**Chemokine Therapeutics Corp.,**
a Delaware corporation

Date: May 24, 2007

By: /s/ *Bashir Jaffer*
Bashir Jaffer,
Chief Financial Officer



FOR IMMEDIATE RELEASE

**TSX: CTI OTCBB: CHKT**

## CHEMOKINE THERAPEUTICS AMENDS LICENSE AGREEMENT WITH UBC

**Vancouver, BC (May 24, 2007)** – Chemokine Therapeutics Corp. ("Chemokine" or the "Company") (TSX:CTI, OTCBB:CHKT), a biotechnology company developing chemokine-based therapies to treat cancer, blood disorders, and vascular diseases, today announced that it has amended certain terms of its license agreement with The University of British Columbia ("UBC") dated September 22, 1999. Under the terms of the license agreement with UBC, Chemokine was required to meet milestones and make milestone payments for certain technologies related to CTCE-9908 or CTCE-0214. The amendments to the license agreement with UBC modified these milestone obligations to align with the Company's current development plans.

The UBC license grants the Company exclusive worldwide rights to research, develop and commercialize certain patented technologies, which remain the property of UBC. The licensed technology relates to therapeutics involving stromal cell-derived factor 1, or SDF-1, peptide antagonists and agonists which are currently applicable to Chemokine's drug candidates CTCE-9908 and CTCE-0214, respectively.

"This has allowed us to strengthen our proprietary position under the agreement," said Richard Piazza, Chairman and Chief Executive Officer of the Company.

**About Chemokine Therapeutics Corp. (TSX: CTI, OTCBB: CHKT)**

Chemokine Therapeutics is a product-focused biotechnology company developing drugs in the field of chemokines. Chemokines are a class of signaling proteins which play a critical role in the growth, differentiation, and maturation of cells necessary for fighting infection as well as tissue repair and regeneration. Chemokines also have an important role in cancer metastasis and growth. Chemokine Therapeutics is a leader in research in the field of chemokines and has several products in various stages of development.

*Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: Statements in this document regarding managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "projects", and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance*

*reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents and other filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.*

For further information contact:

**Chemokine Therapeutics Corp.**
Mr. Don Evans
Director of Public Relations
Phone: (604) 822-0305 or 1-888-822-0305
Fax: (604) 822-0302
E-mail: devans@chemokine.net
Internet: www.chemokine.net

**Equicom Group**
Joanna Longo
Investor Relations
Phone: (416) 815-0700 ext. 233
Fax: (416) 815-0080
E-mail: jlongo@equicomgroup.com